Exhibit 99.2

1 4Q21 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 4Q21 KPIs and Financials 02 Q&A 03 01 2021 Recap

1 2021 Recap

5 20 19 5.5 2021E @IPO 10.5 2021 Actual 12.8 Two years since IPO – 2021 Recap 35% CAGR 52% CAGR Gross Revenues (in R$ bn) Top - line guidance Top - line growth Adj. Net Income (in R$ bn) 20 19 1 .1 2021E @IPO ¹ 2.1 2021 Actual 4.0 ~ 4x (1) Assuming 22% Adj. Net margin – top of the range of the first Guidance

6 Recent Developments Fully integrated experience Day - to - day bill payments Transfers between XP accounts Pix Automatic debit Payroll portability Deposits with QR Codes Pix “s aque e troco” XP’s Digital Account 67 % Completion ~150k digital account users

7 Recent Developments Official launch within 4 months, from interviews with clients to app offering Simple, fully digital hiring Transparency: no hidden costs XP’s Life Insurance Launch

2 4Q21 KPIs and Financials

9 Notes: (1) See Company fillings for a reconciliation of Adjusted Net Income and Adjusted EBITDA; (2) This portfolio does not inc lude Intercompany and Credit Card related loans and receivables. Adjusted Net Income¹ 1 . 1 Bn +51% YoY Gross Revenue R $ 3 . 4 Bn Highlights KPIs R $ 2 . 4 Bn Gross Profit +52% YoY R $ 815 Bn Investment AuC +23% YoY Credit Portfolio² R $ 10 . 2 Bn +164% YoY Pension AuC R $ 48 Bn +51% YoY Credit Card TPV R $ 4 . 4 Bn +35% QoQ 33.3% Adjusted Net Margin NPS 76 Adjusted EBITDA 1 R $ 1 . 4 Bn +56% YoY +34% YoY 4Q21 Highlights and Main KPIs +322 bps YoY

10 Total Revenues and Retail Revenues Total Gross Revenues (in R$ mn ) Highlights ▪ Driven by strong Retail revenue, with growing contribution from new verticals and fixed income products ; ▪ New initiatives – Pension, Credit Cards, Credit, and Insurance – already representing 6 % of total gross revenue 3Q21 4Q20 4Q21 2,570 3,368 3,447 +34% RETAIL INSTITUTIONAL 79% 9 % Other Revenue represented 4% of Total Gross Revenues of 4Q21 Total Gross Revenue 8 % ISSUER SERVICES

11 1Q15 4Q15 3Q16 2Q17 1Q18 4Q18 3Q19 2Q20 1Q21 4Q21 LTM Retail Revenue Source : Brazilian Central Bank, XP Inc. Update on Macroeconomic Impacts on Retail SELIC Fixed Income & Floating / Equities & Futures 31x revenue growth 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 0.0x 0.2x 0.4x 0.6x 0.8x 1.0x 1.2x 1.4x 1.6x 1.8x 2.0x Fixed Income & Floating / Equities & Futures Selic Rate

12 Retail Revenue and New Verticals Revenues from New Verticals (in R$ mn ) 19 54 86 58 74 28 46 18 15 12 154 4Q21 4Q20 3Q21 14 46 224 +387% Highlights ▪ Exponential growth of 387 % in one year, driven mainly by Pension Funds and Credit Cards Retail Revenue (in R$ mn ) 4Q21 3Q21 4Q20 1,844 2,599 2,725 +48% Highlights ▪ Stable take rate at 1 . 3% ¹, proving the resilience of our platform ▪ On 4 Q 21 , Retail related revenues represented 88 % of consolidated Net Income from Financial Instruments . 1.8% 4.6% 6.5% % of total Revenue (1) LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter - end in a given year, being 5 data points in one year)/5 Pension Funds Credit Cards Credit Insurance

13 New Verticals Update Credit Cards (TPV market share %) Highlights ▪ From zero to over R $ 10 billion in total TPV in 2021 ▪ In December 2021 , we lowered the threshold for credit card eligibility to R $ 5 , 000 in XP brand Private Pension¹ (NNM market share %) Highlights ▪ From 5 th in NNM Ranking in 2019 to # 1 in 2021 ▪ We still have a long way to go, with only 3 % market share in AUM in December 2021 Source: Susep , ABECS. (1) Considers only funds managed by XPV&P. 2019 2020 2021 6.4% 21.5% 52.7% 8x 3Q21 1Q21 2Q21 0.1% 0.3% 0.5% 5x

14 New Verticals Update Insurance Revenue (in R$ mn ) Highlights ▪ Launch of XP’s Life Insurance ▪ We still have a long way to go, with less than 0 . 1 % market share Credit (% of AUC) Highlights ▪ Consistent growth while maintaining zero NPL ▪ Margin loan and real estate mortgages soft launch Source : XP Inc. 2021 2020 1.3% 0.6% +66bps 43 60 2020 2021 +39%

15 Adjusted EBITDA and Margin Operational Leverage despite investments in technology, client experience and product offering Highlights ▪ Main drivers were (1) top line increase, mainly coming from Retail ; (2) higher gross margins, partially offset by investments in new initiatives . Adjusted EBITDA 2 (in R$ mn ) (1) Excluding Share Based Compensation (2) See appendix for a reconciliation of Adjusted EBITDA. 37.2% 36.9% % Adj EBITDA Margin Operating Expenses (in R$ mn ) % of Net Revenue Highlights ▪ The increase YoY was mainly due to investments in technology and people to support our new initiatives . QoQ decrease was mainly due to a net positive line of Other Expenses, reflecting incentives received from third parties, mainly due to the joint development of retail products . 35.2% 29.9% SG&A 1 4Q21 3Q21 4Q20 891 1,170 1,390 +56% 4Q21 4Q20 3Q21 717 1,116 989 +38% 30.3% 42.7%

16 % Adj Net Margin Adjusted Net Income¹ (in R$ mn ) Adjusted Net Income Highlights ▪ Adjusted Net Income grew 51 % vs . 4 Q 20 , explained by (1) strong growth in Retail Revenue, (2) operating leverage in SG&A and (3) a lower effective tax rate . 4Q20 3Q21 4Q21 721 1,039 1,086 +51% 30.1% 32.8% 33.3% ▪ Record R $ 4 billion Adjusted Net Income for 2021 , roughly 4 x Adjusted Net Income for 2019 FY20 FY21 2,270 4,003 +76% 27.8% 33.1% (1) See appendix for a reconciliation of Adjusted Net Income.

Non-GAAP Financial Information

Normalized Effective Tax Rate reconciliation

XP Inc.

(in R$ mn)

	4Q21	4Q20	YoY	3Q21	QoQ	FY21	FY20	YoY
Managerial Income Statement								
Total Gross Revenue	3,447	2,570	34%	3,368	2%	12,799	8,711	47%
Net Revenue	3,260	2,395	36%	3,171	3%	12,077	8,152	48%
COGS	(896)	(836)	7%	(894)	0%	(3,523)	(2,701)	30%
SG&A	(989)	(717)	38%	(1,116)	-11%	(3,770)	(2,585)	46%
Share Based Compensation[1]	(133)	(136)	-2%	(156)	-15%	(594)	(250)	138%
Adjusted EBITDA	1,390	891	56%	1,170	19%	4,848	2,918	66%
Adjusted EBITDA Margin	42.7%	37.2%	5.5 p.p	36.9%	5.8 p.p	40.1%	35.8%	4.3 p.p
D&A	(52)	(37)	40%	(51)	2%	(232)	(143)	62%
Interest expense on debt	(57)	(6)	809%	(49)	16%	(136)	(53)	158%
Share of profit or (loss) in joint ventures and associates	(11)	1	-879%	4	-336%	(8)	1	-994%
Taxable equivalent adjustments[2]	157	163	-4%	179	-12%	567	336	69%
EBT (Taxable equivalent)	1,278	826	55%	1,087	18%	4,382	2,757	59%
Tax expense (Normalized)	(287)	(224)	28%	(150)	91%	(789)	(676)	17%
Effective tax rate (Normalized)	(22.5%)	(27.1%)	4.6 p.p	(13.8%)	-8.6 p.p	(18.0%)	(24.5%)	6.5 p.p
Adjusted Net Income	1,086	721	51%	1,039	5%	4,003	2,270	76%
Adjusted Net Margin	33.3%	30.1%	3.2 p.p	32.8%	0.6 p.p	33.1%	27.8%	5.3 p.p

PART OF OUR REVENUE IS RECOGNIZED NET OF TAXES.

(1) A portion of total Share-Based Compensation is related to IFAs and allocated in COGS.
(2) Tax adjustments are related to tax withholding expenses that are recognized net in our gross revenue.

17

Q&A

19 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

21 Non - GAAP Financial Information Floating and Adjusted Gross Financial Assets 21 Adjusted Gross Financial Assets (in R $ mn ) Floating Balance (in R $ mn ) Floating Balance (=net uninvested clients' deposits) 4Q21 4Q20 YoY 3Q21 QoQ Assets (1,406) (1,052) 34% (1,065) 32% (-) Securities trading and intermediation (1,406) (1,052) 34% (1,065) 32% Liabilities 15,598 20,303 -23% 19,635 -21% (+) Securities trading and intermediation 15,598 20,303 -23% 19,635 -21% (=) Floating Balance 14,192 19,252 -26% 18,570 -24%

Non-GAAP Financial Information

Adjusted Assets (from the factors listed below) reflects our business more realistically

XP Inc.

Simplified Balance Sheet (in R$ mn)

Assets	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Assets [A-B-C-D]
Total	**139,340**	**31,921**	**107,419**	**15,598**	**91,821**	**37,225**	**54,596**
Securities - Fair Value through P&L	58,180	31,921	26,259	-	26,259	-754	27,012
Securities - Repos	8,895	-	8,895	-	8,895	8,895	-
Securities - Fair Value through OCI	32,332	-	32,332	14,192	18,140	18,140	-
Securities - Trading & Intermediation	1,406	-	1,406	1,406	-	-	-
Other Financial Instruments	13,183	-	13,183	-	13,183	10,944	2,239
Other Assets	25,345	-	25,345	-	25,345	-	25,345

Liabilities + Equity	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Liabilities & Equity [A-B-C-D]
Total	**139,340**	**31,921**	**107,419**	**15,598**	**91,821**	**37,225**	**54,596**
Securities - Repos	26,281	-	26,281	-	26,281	26,281	-
Other Finan. Liab.	14,573	-	14,573	-	14,573	10,944	3,630
Pension Funds	31,921	31,921	-	-	-	-	-
Securities - Trading & Intermediation	15,598	-	15,598	15,598	-	-	-
Other Liabilities & Equity	50,967	-	50,967	-	50,967	-	50,967

Key factors inflating our balance sheet

[B] Pension Funds

- AUM from XP Vida & Previdência is accounted in both assets and liabilities

[C] Floating

- Uninvested cash from clients allocated in sovereign bonds

[D] Client Liquidity & Sovereign Bonds Arbitrage

- Providing liquidity to clients with derivatives
- Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities

22

23 4Q21 4Q20 YoY 3Q21 QoQ FY21 FY20 YoY EBITDA 1,241 705 76% 1,005 24% 4,190 2,616 60% (+) Share Based Compensation 149 180 -17% 165 -10% 658 293 124% (+) Offering expenses - 6 -100% - n.a. - 8 -100% Adj. EBITDA 1,390 891 56% 1,170 19% 4,848 2,918 66% Non - GAAP Financial Information Adjusted EBITDA and Adjusted Net Income 23 Adjusted Net Income (in R $ mn ) Adjusted EBITDA (in R $ mn ) 4Q21 4Q20 YoY 3Q21 QoQ FY21 FY20 YoY Net Income 991 602 64% 936 6% 3,592 2,081 73% (+) Share Based Compensation 149 180 -17% 165 -10% 658 293 124% (+) Offering expenses - 6 -100% - n.a. - 8 -100% (+/-) Taxes (54) (68) -20% (62) -13% (247) (113) 119% Adj. Net Income 1,086 721 51% 1,039 5% 4,003 2,270 76%

24 4Q21 4Q20 3Q21 307 281 326 +6% Institutional and Issuer Services Institutional Revenue (in R$ mn ) Highlights ▪ Mostly driven by strong volumes in offshore desks Issuer Services Revenue (in R$ mn ) Highlights ▪ Strong performance from DCM division, coupled with weaker ECM activity in Brazil, and a growing contribution from M&A . 323 284 270 4Q20 3Q21 4Q21 - 16%